EMPLOYMENT AGREEMENT

GARY S. MARRONE, M.D.

This Employment Agreement ("Agreement") entered into by and between PrimePlayer Incorporated, a Nevada corporation ("Employer") and Gary S. Marrone, M.D. "Employee") this 2nd day of January, 2003 and shall constitute the terms and conditions of the agreement between the parties hereto related to the employment by Employee of Gary S. Marrone MD as the President and Chief Executive Officer ("CEO") of Employer.

1. Engagement. PrimePlayer Incorporated, a Nevada corporation hereby engages Gary S. Marrone, M.D. as its president and CEO pursuant to the terms and conditions hereinafter set forth, and Gary S. Marrone, M.D. hereby accepts such engagement pursuant to the terms hereof and the Articles of Incorporation and By-Laws of the corporation, where applicable.

2. Services. Employee accepts his appointment by the Board of Directors of Employer as President and Chief Executive Officer of PrimePlayer Incorporated. Employee shall well and faithfully perform all services required of the President of Employer under the By-Laws of the corporation as well as all services reasonably required of a chief executive officer to insure that the corporation operates in a manner consistent with the statutes, rules and regulations applicable to it and in accordance with its business plan, as it may be amended from time to time.

3. Term of the Agreement. This Agreement shall be deemed to have been entered into between the parties on November 8, 2002 and shall remain in full force and effect, unless terminated by either party in accordance with the Termination provisions set forth herein, for a period of three (3) years.

4. Compensation. Employer shall compensate Employee by the payment to him of the sum of $3,000 per week, not to exceed the cumulative sum of $12,000 per month. Compensation not paid when due shall be accrued and shall remain due and owing until paid in full, including unpaid compensation from November 8, 2002 until the date of this agreement. This provision hereof may be renegotiated from time to time pursuant to such resolutions related to such renegotiation as may be duly adopted Board of Directors who shall, in connection with any such resolution, appoint an agent to conduct such renegotiations on behalf of the Employer. No such amendment of this provision shall be binding until it shall have been approved by both parties in writing.

5. Additional Compensation. The Board of Directors may adopt resolutions providing additional compensation to Employee as it may from time to time deem appropriate, payable either in cash or in common shares of the corporation. The Board of Directors may adopt resolutions to authorize the filing of registration statements with the Securities and Exchange Commission and state authorities as may be required to permit the Employee to sell, trade or otherwise dispose of shares issued as compensation, without restriction, without further registration under the Securities Act of 1933, as amended or applicable provisions of State law.

6. Payment of Accrued Compensation. PrimePlayer Incorporated acknowledges that Gary S. Marrone, M.D. is entitled to compensation which accrued beginning November 8, 2002 through December 31, 2001 in the sum of approximately $24,000, which remains unpaid. It is agreed that this back salary may be compensated under the Employee Compensation Agreement presently being adopted by the corporation by the issuance of 66,667 common shares of PrimePlayer Incorporated, one mil ($0.001), on the condition that the shares be registered under the Securities Act of 1933 on Form S-8 so that they may be issued as unrestricted shares which may be resold or traded by Gary Marrone without restrictions except those imposed on affiliates of the issuing entity by SEC Rule 144 under the Act.

7. Expenses. Employer shall reimburse Employee for all sums paid by him out of pocket, and all obligations incurred by him, for the payment of expenses incurred in the performance of his duties hereunder. All such sums shall be paid in accordance with receipts or other documentation of the sum of such expenses as may be approved by the Chief Financial Officer, if any, or the auditor[s] of the Company's financial affairs.

8. Entire Agreement. This Agreement sets forth and constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any and all prior agreements, understandings, promises and representations made by either party, or their predecessors, concerning the subject matter hereof and the terms applicable hereto. This Agreement may not be released, discharged, amended or modified in any manner except by an instrument in writing signed by both the parties hereto.

9. Assignment, Successors and Assigns. On the part of the Employee this is a personal agreement, performance if which may not be delegated to any other party except other employees of the Employer acting in accordance with their duties to the Employer. This Agreement is and shall be binding on PrimePlayer Incorporated, its successors and assigns.

10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. Any legal action or proceeding arising out of or in connection with this agreement shall be brought in the Eighth Judicial District Court of Clark County, Nevada which shall have exclusive jurisdiction over actions hereunder.

11. No Waiver of Rights. The failure of any party to insist, in any one or more instances, upon the performance of any of the terms or conditions of this Agreement and to exercise any right hereunder, shall not be construed as a waiver or relinquishment of the future performance of any such term or condition or the future exercise of such right, but the obligations of the other party with respect to such future performance shall continue in full force and effect.

12. Headings. The headings of the paragraphs of this Agreement are included for convenience only and are not to be used in construing or interpreting this Agreement.

13. Notices. Any notices or communications made by either party in connection with this agreement shall be served, in writing, addressed as follows:

a. If to PrimePlayer Incorporated: to the address listed on the face of its most recent filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

b. If to Gary S. Marrone, M.D.: to the following:

Gary S Marrone MD

5 Quail Hollow Drive

Henderson, NV 89014

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

EMPLOYER

PRIMEPLAYER INCORPORATED

/s/

By: EMPLOYEE

/s/ Gary S. Marrone, Md

Gary S. Marrone, M.D.